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May 16, 2011

VIA EDGAR

John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BlackRock Basic Value Fund, Inc.
BlackRock Equity Dividend Fund
BlackRock FundsSM
BlackRock Funds II
BlackRock Municipal Bond Fund, Inc.
BlackRock Series, Inc.
(each a “Registrant”)

Registration Statements on Form N-14 filed on behalf of:

(a)	BlackRock Basic Value Fund, Inc. (Acquiring Fund) with respect to its proposed reorganization with BlackRock Focus Value Fund, Inc. (Target Fund) (Securities Act File No. 333-173240);

(b)

BlackRock Equity Dividend Fund (Acquiring Fund) with respect to its proposed reorganization with BlackRock Utilities and Telecommunications Fund, Inc. (Target Fund) (Securities Act File No. 333-173232);

(c)

BlackRock Global Opportunities Portfolio (Acquiring Fund), a series of BlackRock FundsSM , with respect to its proposed reorganization with BlackRock Global Growth Fund, Inc. (Target Fund) (Securities Act File No. 333-173233);

(d)

BlackRock Health Sciences Opportunities Portfolio (Acquiring Fund), a series of BlackRock FundsSM , with respect to its proposed reorganization with BlackRock Healthcare Fund, Inc. (Target Fund) (Securities Act File No. 333-173231);

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS
in alliance with Dickson Minto W.S., London and Edinburgh

John Ganley, Esq.
May 16, 2011

(e)

BlackRock Mid-Cap Growth Equity Portfolio (Acquiring Fund), a series of BlackRock FundsSM , with respect to its proposed reorganization with BlackRock Small/Mid-Cap Growth Portfolio (Target Fund), also a series of BlackRock FundsSM (Securities Act File No. 333-173234);

(f)

BlackRock High Yield Bond Portfolio (Acquiring Fund), a series of BlackRock Funds II, with respect to its proposed reorganization with each of BlackRock High Income Fund (Target Fund), a series of BlackRock Bond Fund, Inc., and High Income Portfolio (Target Fund), a series of Managed Account Series (Securities Act File No. 333-173237);

(g)

BlackRock Intermediate Government Bond Portfolio (Acquiring Fund), a series of BlackRock Funds II, with respect to its proposed reorganization with BlackRock Government Income Portfolio (Target Fund), also a series of BlackRock Funds II (Securities Act File No. 333-173239);

(h)

BlackRock Low Duration Bond Portfolio (Acquiring Fund), a series of BlackRock Funds II, with respect to its proposed reorganization with BlackRock Short-Term Bond Fund (Target Fund), a series of BlackRock Short-Term Bond Series, Inc. (Securities Act File No. 333-173243);

(i)

BlackRock Total Return Portfolio II (Acquiring Fund), a series of BlackRock Funds II, with respect to its proposed reorganization with each of BlackRock Bond Portfolio (Target Fund) and BlackRock Managed Income Portfolio (Target Fund), each also a series of BlackRock Funds II (Securities Act File No. 333-173242);

(j)

BlackRock National Municipal Fund (Acquiring Fund), a series of BlackRock Municipal Bond Fund, Inc., with respect to its proposed reorganization with each of BlackRock Municipal Fund (Target Fund), also a series of BlackRock Municipal Bond Fund, Inc., and BlackRock AMT-Free Municipal Bond Portfolio (Target Fund), a series of BlackRock Funds II (Securities Act File No. 333-173241); and

(k)

BlackRock International Fund (Acquiring Fund), a series of BlackRock Series, Inc., with respect to its proposed reorganization with BlackRock International Value Fund (Target Fund), a series of BlackRock International Value Trust (Securities Act File No. 333-173235) (collectively, the “Registration Statements” and each, a “Registration Statement”).

Dear Mr. Ganley:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in telephone conversations on April 29, 2011, May 2, 2011, May 3, 2011, May 4, 2011 and May 5, 2011 regarding the Registration Statements. Each Registration Statement listed above relates to the proposed acquisition by the fund denoted as the “Acquiring Fund,” of all of the assets of each of the corresponding funds denoted as a “Target Fund,” in

John Ganley, Esq.
May 16, 2011

exchange for the assumption of certain stated liabilities of the Target Fund(s) and shares of the Acquiring Fund (each such transaction, a “Reorganization”).

For your convenience, the substance of the Staff’s comments has been restated below. Each Registrant’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given to them in the applicable Registration Statement.

Global Comments

Comment No. 1:

In the table(s) contained in the “Summary – Investment Objectives and Principal Investment Strategies – Principal Investment Strategies” section of each Prospectus/Proxy Statement or Combined Prospectus/Information Statements (each referred to herein as a “Prospectus/Proxy Statement”), please eliminate any identical language between the column for the Acquiring Fund and the column for the Target Fund by lining up the bullet points for each identical strategy in the two columns and replacing the language in the Target Fund column with “Same as the Acquiring Fund” or other language to that effect.

Response No. 1:	The requested changes have been made.

Comment No. 2:

If it is known or expected that the sale of assets in connection with a Reorganization will result in a capital gains distribution (a taxable event), please affirmatively state this in the response to “Will the Reorganization create a taxable event for me?” in the Questions and Answers, as well as in the “Summary – Federal Tax Consequences” and “Material U.S. Federal Income Tax Consequences of the Reorganization” sections of the applicable Prospectus/Proxy Statement. More generally, please disclose in all three locations whether, and if so, what percentage of, Acquiring Fund and/or Target Fund assets are expected to be sold in connection with the Reorganization. Finally, if any Acquiring Fund or Target Fund securities are to be sold in connection with the Reorganization, please indicate on the Pro

John Ganley, Esq.
May 16, 2011

Forma Condensed Combined Schedule of Investments (if included in the filing) which securities are to be sold.

Response No. 2:

The requested change has been made to disclose in all three locations whether, and if so, what percentage of, Acquiring Fund and/or Target Fund assets are expected to be sold in connection with the Reorganization. We respectfully decline to make the requested change to state any expectation that the sale of assets in connection with a Reorganization will result in a capital gains distribution (a taxable event). BlackRock cannot determine with certainty at this time whether a sale of assets will result in a capital gains distribution, as BlackRock does not know with certainty the exact securities or lot of securities that will be sold nor the prices at which such securities may be sold in the future. We also respectfully decline to make the requested change to the Pro Forma Condensed Combined Schedules of Investments, as disclosing which securities are to be sold would contradict the spirit of BlackRock’s policy regarding selective disclosure of portfolio holdings, which generally limits BlackRock’s disclosure of such information until a certain period of time following month-end. In addition, BlackRock is concerned that such disclosure could result in a detriment to the affected Funds as it would provide the opportunity for front-running, which could adversely affect each such Fund’s respective net asset value.

Comment No. 3:

Please consider using a bullet point format in the “Summary – Investment Objectives and Principal Investment Strategies – Comparison” section(s) for those Prospectus/Proxy Statements that do not already utilize this format.

Response No. 3: Comment No. 4:

We respectfully decline to make the requested changes.

Please replace the heading “Pro Forma Combined Fund” with “[Name of Acquiring Fund] Pro Forma Combined Fund” each time such heading appears in the tables contained in the “Other Information – Capitalization” section of each Prospectus/Proxy Statement. For example, the heading of the “Pro Forma Combined Fund” table in the “Other Information – Capitalization” section of the BlackRock Basic Value Fund, Inc. Prospectus/Proxy Statement should be replaced with “Basic Value Pro Forma Combined Fund.”

Response No. 4: Comment No. 5:

The requested changes have been made.

Please disclose the conclusion of the board(s) of directors/trustees of the Target Fund(s) as to the reasonableness of the Reorganization costs and as to the appropriateness of the allocation of those costs in the “Information About the Reorganization – Expenses of the Reorganization” section of each Prospectus/Proxy Statement. Please also disclose the basis for the determination that the allocation of the costs was equitable.

John Ganley, Esq.
May 16, 2011

Response No. 5:

The following language has been added under the heading “Information About the Reorganization – Expenses of the Reorganization”: “BlackRock Advisors follows a formula for determining how to allocate Reorganization costs. Each Fund is allocated all of the Reorganization costs attributable to such Fund. In addition, Reorganization costs common to more than one Fund will be allocated across the Funds based upon relative net assets or other appropriate methods. If BlackRock Advisors expects that a Fund will not recover that portion of the Reorganization costs allocated to it within one year as a result of expense savings directly related to the Reorganization, that portion of the costs will be borne by BlackRock Advisors or its affiliates. The Board of each Fund believes that this methodology is reasonable and equitable to the Funds and that the resulting costs to be borne by each Fund, if any, are reasonable.” This language, however, has not been added to the High Yield Bond Portfolio Prospectus/Proxy Statement, as BlackRock Advisors or its affiliates have agreed to bear all expenses associated with the High Yield Bond Portfolio Reorganizations.

Comment No. 6:

Please ensure that the capitalization tables in the “Other Information – Capitalization” section of each Prospectus/Proxy Statement include a column or row (as appropriate) or separate table for pro forma adjustments. The footnote to the net assets information should explain that the adjustments are due to reorganization expenses and a footnote to the shares outstanding information should explain that the adjustments are due to differences in net asset value per share.

Response No. 6:

The requested changes have been made. The footnote to the net assets information, however, has not been changed in the High Yield Bond Portfolio Prospectus/Proxy Statement, as BlackRock Advisors or its affiliates have agreed to bear all expenses associated with the High Yield Bond Portfolio Reorganizations, and therefore there were no adjustments to the High Yield Bond Portfolio’s net assets due to reorganization expenses.

Comment No. 7:

In the response to the question in the Questions and Answers that mentions a fee waiver or expense cap, replace the language stating that such waivers will be in effect “for a certain period of time following the Reorganization” with disclosure of the specific date that such fee waiver or expense cap is currently scheduled to expire.

Response No. 7:

In response to the Staff’s comment, additional disclosure has been added to the response to the question “How will the Reorganization Affect Fund Fees and Expenses?” in the Questions and Answers and to the “Summary – Background and Reasons for the Reorganization” and “Information About the Reorganization – Reasons for the Reorganization” sections of the Prospectus/Proxy Statement, where necessary, that specifies the specific date that each contractual fee waiver or

John Ganley, Esq.
May 16, 2011

expense cap that will be continued or implemented after the completion of the applicable Reorganization is currently scheduled to expire.

Comment No 8:	In response the question “How does the Board suggest that I vote?” in the Questions and Answers, please disclose how the Reorganization will affect total operating expenses.

Response No. 8:

The requested language has been added, if applicable, in certain Registration Statements under the heading “The Board has determined that shareholders of the Target Fund may benefit from the following:” We note that for those Registration Statements where the disclosure has not been added, the requested disclosure already appears in the response to the question “How will the Reorganization Affect Fund Fees and Expenses.” As a result, the requested change has not been made in these cases, as it would be duplicative.

Comment No. 9:

The fee tables in the “Summary – Fees and Expenses” section of the Prospectus/Proxy Statements cannot show for the Combined Fund a reduction in the expense ratio as a result of any contractual fee waivers that expire in less than one year from the effective date of the Registration Statement. In addition, such fee waivers cannot be factored in to the calculation of the Example following the fee tables for the Combined Fund. Please remove such disclosure from the footnotes to the fee tables and recalculate the Examples, if necessary. Other conforming revisions may also be necessary throughout the Prospectus/Proxy Statement (such as to the disclosure in the Questions and Answers).

Response No. 9:

In cases where BlackRock Advisors has agreed, following the completion of a Reorganization, to extend a fee waiver that is currently scheduled to expire in less than one year from the effective date of the applicable Registration Statement so that it expires more than one year from such effective date, the disclosure referenced in the comment has been updated and retained. In cases where such a fee waiver has not been extended, the requested changes have been made. Conforming changes have been made elsewhere as necessary.

Comment No. 10:

The footnote that begins “Reflects the distribution of undistributed net income…” that may currently be located in the heading of the final Pro Forma Combined Fund table in the “Other Information – Capitalization” section of the Prospectus/Proxy Statements, if any, should be moved to the line item “Net assets” on the Pro Forma Adjustments table immediately preceding the final Pro Forma Combined Fund table. This footnote should also show the reduction in assets of the Acquiring Fund due to Reorganization expenses, if any.

Response No. 10: Comment No. 11:	The requested changes have been made. For each Registration Statement that includes pro forma financial information in its Statement of Additional Information, please replace or supplement the fourth

John Ganley, Esq.
May 16, 2011

paragraph and/or the expense allocation table under “Notes to Pro Forma Combined Financial Statements as of [DATE] (Unaudited) - Note 1 – Basis of Combination” in the Statement of Additional Information of the Registration Statement, so that it includes language from the response to the question “Who will pay for the Reorganization?” in the Questions and Answers and several places throughout the Prospectus/Proxy Statement, indicating which party will bear the expenses for the Reorganization. For example, the following language from the response to the question “Who will pay for the Reorganization?” in the Questions and Answers of the BlackRock Intermediate Government Bond Portfolio Prospectus/Proxy Statement should replace or supplement the fourth paragraph and or the expense allocation table under “Notes to Pro Forma Combined Financial Statements as of September 30, 2010 (Unaudited) - Note 1 – Basis for Combination” in the Statement of Additional Information of that Registration Statement: “The Target Fund’s portion of the costs associated with the Reorganization will be paid by BlackRock Advisors. The Acquiring Fund’s portion of the costs associated with the Reorganization is expected to be absorbed entirely by BlackRock Advisors through waivers of Fund fees.” The language should also explain the basis for the allocation of the Reorganization’s costs.

Response No. 11:

The expense allocation tables in the “Notes to Pro Forma Combined Financial Statements as of [DATE] (Unaudited) - Note 1 – Basis of Combination” in the Statement of Additional Information of each Registration Statement that contains pro forma financial tables has been amended to include disclosure similar to that described above. In addition, the disclosure described in our response to Comment No. 5, above, has been added after such tables. This language, however, has not been added to the High Yield Bond Portfolio Registration Statement, as BlackRock Advisors or its affiliates have agreed to bear all expenses associated with the High Yield Bond Portfolio Reorganizations.

Comment No. 12:	In all tables throughout the Prospectus/Proxy Statement, funds should be identified by name, not just by “Acquiring Fund” and “Target Fund.”

Response No. 12: Comment No. 13:

The requested changes have been made.

Please clarify what is meant by “all applicable expense limitations” as such phrase is used throughout the Prospectus/Proxy Statement. Also, please delete or clarify all language discussing non-contractual (i.e., voluntary) fee waivers.

Response No. 13:	The requested clarifications have been made.

John Ganley, Esq.
May 16, 2011

Reorganization-Specific Comments

BlackRock Basic Value Fund, Inc. (Acquiring Fund)/BlackRock Focus Value Fund, Inc. (Target Fund)

Comment No. 14:

In the “Summary” section of the Prospectus/Proxy Statement, please consider deemphasizing the difference between the Acquiring Fund and the Target Fund as a result of the Acquiring Fund’s “master-feeder” structure and the Target Fund’s direct investment structure, and placing greater emphasis on the differences between the Acquiring Fund’s and the Target Fund’s other investment policies (such as their policies concerning issuer concentration, market capitalization, and operating conditions).

Response No. 14: Comment No. 15:

The requested changes have been made.

The “Summary” and “Summary – Background and Reasons for the Proposed Reorganization” sections of the Prospectus/Proxy Statement each state that, as a result of the similar investment objectives and similar strategies of the Acquiring Fund and the Target Fund, there is substantial overlap in the portfolio securities currently owned by the Acquiring Fund and the Target Fund. The “Summary – Background and Reasons for the Proposed Reorganization” and “Summary – Investment Objectives and Principal Investment Strategies – Comparison” sections of the Prospectus/Proxy Statement each further state that, as of December 31, 2010, 80% of the Target Fund’s assets were invested in securities that were also held by the Acquiring Fund and 61% of the Acquiring Fund’s assets were invested in securities that were also held by the Target Fund. However, the response to the question “Will the Reorganization create a taxable event for me?” in the Questions and Answers, and the “Summary – Investment Objectives and Principal Investment Strategies – Comparison” section of the Prospectus/Proxy Statement, each disclose that the portfolio managers anticipate disposing of, or requesting the disposition of, approximately 20% of the assets of the Target Fund in preparation for, or as a result of, the Reorganization. Given the similar investment objectives and similar strategies of the Acquiring Fund and the Target Fund and the resulting high percentages of overlap in the assets held, please explain in your response letter why the portfolio managers anticipate disposing of or requesting the disposition of approximately 20% of the assets of the Target Fund in preparation for, or as a result of, the Reorganization.

Response No. 15:

As of December 31, 2010, 80% of the Target Fund’s assets were invested in securities that were also held by the Acquiring Fund, and the portfolio managers anticipate disposing of, or requesting the disposition of, the 20% of the Target Fund’s assets that were not also held by the Acquiring Fund as of that date.

Comment No. 16:	The pro forma financial tables have been omitted from the “Financial Statements” section of the Registration Statement’s Statement of Additional Information in

John Ganley, Esq.
May 16, 2011

reliance on Rule 11-01 of Regulation S-X promulgated under the Securities Act of 1933, as amended (the “1933 Act”), as the net asset value of the Target Fund does not exceed 10% of that of the Acquiring Fund. Therefore, please (1) assure the Staff in your response letter that, as of a specified date within thirty days prior to the date of filing of the Registration Statement, the net asset value of the Target Fund does not exceed 10% of that of the Acquiring Fund, and (2) provide, in a subsequent 497 or other filing, updated pro forma capitalization tables, similar in format to those included in the “Other Information – Capitalization” section of the Prospectus/Proxy Statement, that are current as of no more than 30 days before the filing date.

Response No. 16:

BlackRock has confirmed that, as of May 3, 2011, the net asset value of the Target Fund does not exceed 10% of the Acquiring Fund’s net asset value. Updated pro forma capitalization tables have been included as requested.

BlackRock Equity Dividend Fund (Acquiring Fund)/BlackRock Utilities and Telecommunications Fund, Inc. (Target Fund)

Comment No. 17:

Please disclose in response to the question “In the Reorganization, will I receive the same class of shares of the Acquiring Fund as the shares of the Target Fund that I now hold?” in the Questions and Answers, that after the Reorganization, former Target Fund Investor B1 shareholders will not be able to purchase additional Investor B1 shares and that there may be no class of shares available to them in the Acquiring Fund with a similar expense structure to that of the former Investor B1 shares of the Target Fund. Disclose that these shareholders will be permitted to buy additional shares of the other classes of the Acquiring Fund for which they are eligible, such as Investor A or Investor C shares, and that they should review the prospectus of the Acquiring Fund for more information about available share classes. Please include similar disclosure under the “Comparison of the Funds – Purchase, Exchange, Redemption and Valuation of Share” section of the Prospectus/Proxy Statement.

Response No. 17:

The following language has been added in the response to the question “In the Reorganization, will I receive the same class of shares of the Acquiring Fund as the shares of the Target Fund that I now hold?” in the Questions and Answers and to the “Comparison of the Funds – Purchase, Exchange, Redemption and Valuation of Shares” section of the Prospectus/Proxy Statement: “After the Reorganization is completed, Investor B1 shares will not be offered for purchase and there is no class of shares available in the Acquiring Fund with an expense structure identical to that of the current Target Fund Investor B1 share class. Current Investor B1 shareholders of the Target Fund, and shareholders generally, will be permitted to buy additional shares of the other classes of the Acquiring Fund for which they are eligible, such as Investor A or Investor C shares. Shareholders should review the Acquiring Fund Prospectus for more information about available share classes.”

John Ganley, Esq.
May 16, 2011

Comment No. 18:

The discussion of the differences between the investment strategies of the Acquiring Fund and the Target Fund on the first page of the Prospectus/Proxy Statement and in the response to the question “Why is a shareholder meeting being held?” in the Questions and Answers is too vague. Please add the following sentence, which appears in the “Summary” section of the Prospectus/Proxy Statement, to each of those sections: “The principal difference between the Funds’ principal investment strategies is that the Target Fund invests in equity and debt securities issued by utilities and telecommunications companies, while the Acquiring Fund primarily invests in dividend paying equity securities and does not concentrate its investments in the utilities and telecommunications industry or any other industry.”

Response No. 18: Comment No. 19:

The requested change has been made.

The following sentence appears in the response to the question “Will the Reorganization create a taxable event for me?” in the Questions and Answers: “The portfolio managers of the Acquiring Fund have reviewed the portfolio holdings of the Target Fund and do not anticipate disposing of or requesting the disposition of any material portion of the holdings of the Target Fund in preparation for, or as a result of, the Reorganization.” Please add this sentence to the “Summary – Federal Tax Consequences” section of the Prospectus/Proxy Statement. In addition, please confirm in your response letter that this is the case, considering that this Reorganization involves a Target Fund that concentrates its investments in a particular sector (namely, utilities and telecommunications companies) and an Acquiring Fund that invests more generally in equity securities (see the quoted language in Comment No. 18, above).

Response No. 19:

The requested change has been made. BlackRock has confirmed that the portfolio managers of the Acquiring Fund have reviewed the portfolio holdings of the Target Fund and do not anticipate disposing of, or requesting the disposition of, any material portion of the holdings of the Target Fund in preparation for, or as a result of, the Reorganization. The Acquiring Fund is substantially larger than the Target Fund, and therefore may absorb the securities of the Target Fund as part of its portfolio without deviating from the Acquiring Fund’s investment objective. In particular, as of October 31, 2010, the Acquiring Fund had total net assets of approximately $9.9 billion, while the Target Fund had total net assets of approximately $104 million, corresponding to approximately 1% of the net assets of the Acquiring Fund.

Comment No. 20:

The pro forma financial tables have been omitted from the “Financial Statements” section of the Registration Statement’s Statement of Additional Information in reliance on Rule 11-01 of Regulation S-X promulgated under the 1933 Act, as the net asset value of the Target Fund does not exceed 10% of that of the Acquiring Fund. Therefore, please (1) assure the Staff in your response letter that, as of a specified date within thirty days prior to the date of filing of the Registration Statement, the assets of the Target Fund were less than 10% of the Acquiring

John Ganley, Esq.
May 16, 2011

Fund’s assets, and (2) provide, in a subsequent 497 or other filing updated, pro forma capitalization tables, similar in format to those included in the “Other Information – Capitalization” section of the Registration Statement, that are current as of no more than 30 days before the filing date.

Response No. 20:

BlackRock has confirmed that, as of May 3, 2011, the net asset value of the Target Fund does not exceed 10% of the Acquiring Fund’s net asset value. Updated pro forma capitalization tables have been included as requested.

Comment No. 21:	Please disclose the allocation of expenses between the Acquiring Fund and the Target Fund(s) in the Questions and Answers.

Response No. 21:	We note that the requested disclosure already appears in the response to the question “Who Will Pay For the Reorganization?” in the Questions and Answers.

BlackRock Global Opportunities Portfolio (Acquiring Fund)/BlackRock Global Growth Fund, Inc. (Target Fund)

Comment No. 22:	Please provide the accounting and performance survivor analysis (NAST analysis) for the Reorganization.

Response No. 22:	The accounting and performance survivor analysis (NAST analysis) has been provided in a supplemental letter.

Comment No. 23:

Please confirm in your response letter that the “[the Semi-Annual Report to shareholders of the Target Fund for the fiscal period ended February 28, 2011]” is applicable to the list of documents containing additional information about the Acquiring Fund and the Target Fund that have been filed with the SEC and are incorporated by reference into (legally considered to be part of) the Registration Statement. If applicable, please remove the brackets before re-filing.

Response No. 23:

The Semi-Annual Report to shareholders of the Target Fund for the fiscal period ended February 28, 2011 is applicable to the list of documents containing additional information about the Acquiring Fund and the Target Fund that have been filed with the SEC and are incorporated by reference into (legally considered to be part of) the Registration Statement. The brackets have been removed.

BlackRock Mid-Cap Growth Equity Portfolio (Acquiring Fund)/BlackRock Small/Mid-Cap Growth Portfolio (Target Fund)

Comment No. 24:

“Part C, Item 17 – Undertakings” of the Registration Statement does not contain the following undertaking required by the SEC Generic Comment Letter (a.k.a. Dear Registrant Letter) dated February 15, 1996: “The undersigned registrant agrees to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt

John Ganley, Esq.
May 16, 2011

of such opinion.” Please file a post-effective amendment containing the undertaking or, if there will be a delay in making such a filing, in the interim, please make a correspondence filing on EDGAR in which you represent that the undertaking will be filed by post-effective amendment prior to the mailing of the Prospectus/Proxy Statement.

Response No. 24:	Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 containing the undertaking was filed with the SEC via EDGAR on May 3, 2011.

Comment No. 25:

The signature page of the Registration Statement appears to have been executed by an officer of the Acquiring Fund on behalf of the Trustees of the Registrant, where the signature page itself grants such officer the power of attorney to sign on behalf of these Trustees. The signature page cannot both grant a power of attorney and be signed, on behalf of the parties granting such power, by the person to whom such power was granted. Please confirm that the signature page was executed by the Trustees of the Registrant.

Response No. 25:	The Registrant confirms that the signature page to the Registration Statement was executed by the Trustees of the Registrant.

BlackRock High Yield Bond Portfolio (Acquiring Fund)/BlackRock High Income Fund (Target Fund) and High Income Portfolio (Target Fund)

Comment No. 26:

Please clarify the differences in the definition of junk bonds applicable to investment strategies of each of the Acquiring Fund and each Target Fund, as described in the first bullet point in each column of the table in the “Summary – Investment Objectives and Principal Investment Strategies – Principal Investment Strategies” section of the Prospectus/Proxy Statement. If there is no actual difference, please clarify (see Comment No. 1, above).

Response No. 26:

In response to the Staff’s comment, the following language has been added in the “Summary” and “Summary – Investment Objectives and Principal Investment Strategies – Comparison” sections of the Prospectus/Proxy Statement: “Each Fund normally invests at least 80% of its assets in bonds that are rated in the lower rating categories by at least one of the recognized rating agencies. However, for purposes of the 80% policy, while each of the High Income Fund and the MAS: High Income Portfolio may invest in bonds rated Baa or lower by Moody’s or BBB or lower by S&P or Fitch, the High Yield Portfolio may invest in bonds rated Ba or lower by Moody’s or BB or lower by S&P, and therefore cannot invest in bonds rated Baa by Moody’s or BBB by S&P for purposes of its 80% policy.”

Comment No. 27:

Please explain in your response letter how, with expected economies of scale, the Total Annual Fund Operating Expenses for Investor B1, Investor C1 and Institutional shares are expected to be higher for the pro forma Combined Fund than they currently are for each Target Fund, as disclosed in the fee tables in the

John Ganley, Esq.
May 16, 2011

“Summary – Fees and Expenses” section of the Prospectus/Proxy Statement. Economies of scale would suggest that such expenses should be lower than, or in between, the fees for each of the Target Funds.

Response No. 27:

BlackRock does expect that the Combined Fund will recognize economies of scale as a result of the Reorganization. However, while economies of scale are generally expected to result in a decrease in other expenses, Total Annual Fund Operating Expenses are expected to increase for the MAS: High Income Portfolio and Investor B1, Investor C1 and Institutional shares of the High Income Fund due to (1) an increase in contractual and effective management fees and (2) in the case of Investor C1 shares of High Income Fund, a 1 basis point increase in other expenses due to an increase in administration fees that is expected to exceed certain other anticipated savings.

BlackRock Intermediate Government Bond Portfolio (Acquiring Fund)/BlackRock Government Income Portfolio (Target Fund)

Comment No. 28:	Please provide the accounting and performance survivor analysis (NAST analysis) for the Reorganization.

Response No. 28:	The accounting and performance survivor analysis (NAST analysis) has been provided in a supplemental letter.

Comment No. 29:

Part (iii) of the response to the question “Did the Board of Trustees of the Trust approve the Reorganization?” is unclear with respect to the difference between “total” and “net” expenses. Further, the disclosure appears incorrect with respect to Investor B, Investor C and BlackRock shares (total annual fund operating expenses after giving effect to all applicable expense limitations appear to be increasing in the fee tables in the “Summary – Fees and Expenses” section of the Prospectus/Proxy Statement, not decreasing or staying the same, as is suggested in the response). Please clarify/correct the disclosure.

Response No. 29:	The disclosure has been corrected so that it is consistent with (iii) under the response to the question “How will the Reorganization Affect Fund Fees and Expenses” in the Questions and Answers.

Comment No. 30:

It appears from the number of swaptions, foreign exchange currency transactions and other derivative transactions that this type of trading is an active part of the Acquiring Fund’s strategy. If this is the case, please expand the disclosure to make this clear. In addition, please explain why these types of investments are appropriate for a government bond fund. Rule 35d-1 under the Investment Company Act of 1940 requires that at least 80% of the Acquiring Fund’s assets must be invested in government bonds. Please explain the investment activity of the Acquiring Fund and Target Fund and confirm that the Funds’ investment activities in derivatives and other non-government bond instruments is not inconsistent with

John Ganley, Esq.
May 16, 2011

the level of risk that would typically be expected from an investment in a government bond fund. Please also explain in your response letter how the level of leverage disclosed in the Pro Forma Condensed Combined Schedule of Investments is consistent with the disclosure in the Prospectus/Proxy Statement, the Acquiring Fund Prospectus and the Target Fund’s Prospectuses. If necessary, please revise the strategies and risks sections of the Prospectus/Proxy Statement, the Acquiring Fund Prospectus and the Target Fund’s Prospectuses. Please consider the Staff’s observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response No. 30:

BlackRock confirms that the Funds meet the requirements of their respective 80% tests. The Funds normally invest at least 80% of their respective assets in bonds that are issued or guaranteed by the U.S. Government and its agencies. The Funds may utilize derivatives as part of the their respective 20% policies. BlackRock uses derivatives to manage duration and convexity risk in the Funds as well as to aid in implementing the Funds’ yield curve positioning. Derivative instruments also are used by the Funds to replicate the risks of government securities and may be employed when management determines that they are a less expensive and/or more liquid option than directly purchasing a treasury, agency, or mortgage-backed security. In addition, derivatives are often used to hedge positions held by the Funds. Nonetheless, as of May 9, 2011, investments in derivative instruments totaled only approximately 2.18% and 1.90% of each of the Acquiring Fund’s and the Target Fund’s net asset value, respectively, and, therefore, did not constitute a significant portion of either Fund’s portfolio. In addition, all of the Funds’ derivative transactions meet leverage requirements under the Investment Company Act of 1940. The current disclosure reflects those types of derivative instruments in which the Funds expects to invest. Because investing in derivatives is permissive, BlackRock believes the current disclosure in each Fund’s prospectus noting that the Fund “may” use derivatives is appropriate.

BlackRock Low Duration Bond Portfolio (Acquiring Fund)/BlackRock Short-Term Bond Fund (Target Fund)

Comment No. 31:

The Staff prefers that the B of A Merrill Lynch 1-3 Year Treasury Index not be used as the primary benchmark index. Please switch the order in which the benchmark indexes appear in the table following the performance bar chart for the Acquiring Fund in the “Comparison of the Funds – Performance Information” section of the Prospectus/Proxy Statement.

Response No. 31:

We note that, effective March 1, 2010, the Acquiring Fund changed its primary benchmark to the B of A Merrill Lynch 1-3 US Corporate & Government Index. As it has been over one year since the benchmark change, the reference to the

John Ganley, Esq.
May 16, 2011

Acquiring Fund’s prior primary benchmark, the B of A Merrill Lynch 1-3 Year Treasury Index, has been deleted.

BlackRock Total Return Portfolio II (Acquiring Fund)/BlackRock Bond Portfolio (Target Fund) and BlackRock Managed Income Portfolio (Target Fund)

Comment No. 32:

As neither Target Fund’s Reorganization requires a shareholder vote, and therefore both Reorganizations will occur, it is not necessary to disclose pro-forma information relating to each individual Reorganization in the event that only one of the Reorganizations actually occurs. This disclosure may be deleted if the Registrant prefers to do so.

Response No. 32: Comment No. 33:	The referenced disclosure has been deleted. Please delete “(See schedule of CDSCs.)” from footnote 8 to the fee tables in the “Summary – Fees and Expenses” section of the Prospectus/Proxy Statement.

Response No. 33:	The requested change has been made.

BlackRock National Municipal Fund (Acquiring Fund)/BlackRock Municipal Fund (Target Fund) and BlackRock AMT-Free Municipal Bond Portfolio (Target Fund)

Comment No. 34:

Please explain in your response letter why a new Investor B1 share class was created for Investor B shareholders of the AMT-Free Municipal Bond Portfolio. Will investors who receive new Investor B1 shares of the Acquiring Fund be permitted to purchase additional Investor B1 shares going forward?

Response No. 34:

The Investor B1 share class of the Acquiring Fund was created for Investor B shareholders of the AMT-Free Municipal Bond Portfolio to maintain the current expense structure of the Investor B shares for purposes of the Reorganization only. As disclosed in the “Comparison of the Funds – Purchase, Exchange, Redemption and Valuation of Shares” section of the Prospectus/Proxy Statement, after the Reorganization, Combined Fund Investor B1 shareholders will only be permitted to purchase additional Investor B1 shares pursuant to a dividend reinvestment plan applicable to the shares received in connection with the Reorganization. For all other purposes, Investor B1 shares will be closed to new purchases, as are Investor B shares. Going forward, Investor B1 shareholders of the Combined Fund, and shareholders generally, will be permitted to buy additional shares of the other classes of the Combined Fund for which they are eligible, such as Investor A or Investor C shares.

Comment No. 35:

Please delete the third bullet point in the Acquiring Fund column of the table in the “Summary – Investment Objectives and Principal Investment Strategies – Comparison of the Municipal Fund and the National Fund – Principal Investment

John Ganley, Esq.
May 16, 2011

Strategies” section of the Prospectus/Proxy Statement (or alternatively, combine it with the second bullet point in that column) as it is duplicative.

Response No. 35: Comment No. 36:

The referenced language has been deleted.

Please clarify the difference between the investment strategy described in the fifth bullet point in the Acquiring Fund column and the fourth bullet point in the Target Fund column of the table in the “Summary – Investment Objectives and Principal Investment Strategies – Comparison of the Municipal Fund and the National Fund – Principal Investment Strategies” section of the Prospectus/Proxy Statement (see Comment No. 1, above).

Response No. 36: Comment No. 37:

The requested change has been made.

Please clarify in the first bullet point in the Acquiring Fund column of each of the tables in the “Summary – Investment Objectives and Principal Investment Strategies” section of the Prospectus/Proxy Statement that income derived from the bonds in which the Acquiring Fund and the BlackRock Municipal Bond Fund invest may be subject to the federal alternative minimum tax. Similar conforming changes may be made elsewhere in the Prospectus/Proxy Statement, such as in the “Summary” section of the Prospectus/Proxy Statement.

Response No. 37:	The requested change has been made. Conforming changes have been made elsewhere as necessary.

BlackRock International Fund (Acquiring Fund)/BlackRock International Value Fund (Target Fund)

Comment No. 38:	Please provide the accounting and performance survivor analysis (NAST analysis) for the Reorganization.

Response No. 38:	The accounting and performance survivor analysis (NAST analysis) has been provided in a supplemental letter.

Comment No. 39:	The signature page of the Prospectus/Proxy Statement appears to have been executed by an officer of the Acquiring Fund on behalf of the Directors of the Registrant, where the signature page itself grants such officer the power of attorney to sign on behalf of these Directors. The signature page cannot both grant a power of attorney and be signed, on behalf of the parties granting such power, by the person to whom such power was granted. Please confirm that the signature page was executed by the Directors of the Registrant.

Response No. 39:	The registrant confirms that the signature page to the Prospectus/Proxy Statement was executed by the Directors of the Registrant.

* * *

John Ganley, Esq.
May 16, 2011

Should you have any questions concerning the above, please call the undersigned at (212) 728-8294.

Sincerely,

/s/ Maria Gattuso, Esq.

cc:	Ben Archibald, Esq., BlackRock Advisors, LLC
Aaron Wasserman, Esq., BlackRock Advisors, LLC
Margery Neale, Esq., Willkie Farr & Gallagher LLP